UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                             Banner Aerospace, Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   066 525 106
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                                    8th Floor
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 28, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                           Page 1 of 10 Pages



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                                  SCHEDULE 13D


CUSIP NO.  066 525 106                                   PAGE  2  OF  10 PAGES
         -------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,453,900
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            2,453,900

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,453,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.5%
14     TYPE OF REPORTING PERSON

             CO
------ --------------

                                  SCHEDULE 13D


CUSIP NO. 066 525 106                                    PAGE  3   OF  10 PAGES
          ---------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            2,453,900

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            2,453,900

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,453,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.5%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                  SCHEDULE 13D


CUSIP NO. 066 525 106                                    PAGE  4   OF  10  PAGES
         ------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            2,453,900

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            2,453,900

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,453,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.5%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                  SCHEDULE 13D


CUSIP NO. 066 525 106                                    PAGE  5   OF  10  PAGES


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
       SHARES                      2,453,900
 BENEFICIALLY OWNED
 BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            2,453,900

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,453,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.5%

14     TYPE OF REPORTING PERSON

             PN
------ -------------

                                  SCHEDULE 13D


CUSIP NO. 066 525 106                                    PAGE  6   OF  10  PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cramer Capital Corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]


3       SEC USE ONLY



4       SOURCE OF FUNDS

              N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,453,900
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

        8             SHARED VOTING POWER

                            -0-

        9             SOLE DISPOSITIVE POWER

                            2,453,900

        10            SHARED DISPOSITIVE POWER

                            -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,453,900

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.5%

14      TYPE OF REPORTING PERSON

              CO
------  -------------

CUSIP NO. 066 525 106                                 PAGE  7  OF  10 PAGES




ITEM 1.     SECURITY AND ISSUER.

            The undersigned hereby amends the statement on Schedule 13D, dated June 20, 1996, as amended by Amendment No. 1, dated July 16, 1996, Amendment No. 2, dated January 3, 1997 and Amendment No. 3, dated February 20, 1997 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $1.00 per share of Banner Aerospace, Inc., a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

            Of the 2,453,900 Shares held by the Reporting Persons, 2,453,900 Shares were purchased with the personal funds of the Partnership in the aggregate amount of $17,379,034.15.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

            (a) This statement on Schedule 13D relates to 2,453,900 Shares beneficially owned by the Reporting Persons, which constitute approximately 10.5% of the issued and outstanding Shares.

            (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 2,453,900 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 2,453,900 Shares.

            (c) Within the past 60 days, the Reporting Persons purchased Shares on the dates, in the amounts and at the prices set forth on



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CUSIP NO. 066 525 106                                 PAGE  8  OF  10 PAGES


                  Exhibit B attached hereto and incorporated by reference herein. All of such purchases were made on the open market.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Statement is amended by deleting on the second line the number "2,199,000" and replacing it with the number "2,453,900."

CUSIP NO. 066 525 106                                 PAGE  9  OF  10 PAGES




                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 6, 1997


                                       J.J. CRAMER & CO.

                                       By:  /s/ James J. Cramer
                                           ----------------------------
                                           Name: James J. Cramer
                                           Title: President


                                        /s/ James J. Cramer
                                       ----------------------------
                                       James J. Cramer


                                        /s/ Karen L. Cramer
                                       ----------------------------
                                       Karen L. Cramer


                                       CRAMER PARTNERS, L.P.

                                       By:   CRAMER CAPITAL CORPORATION,
                                       its general partner


                                       By: /s/ James J. Cramer
                                           ----------------------------
                                           Name:  James J. Cramer
                                           Title:   President


                                       CRAMER CAPITAL CORPORATION

                                       By: /s/ James J. Cramer
                                           ----------------------------
                                           Name:  James J. Cramer
                                           Title:   President

CUSIP NO. 066 525 106                                 PAGE  9  OF  10 PAGES


                                    EXHIBIT B

                          Transactions in Common Stock
                                 of The Company


Cramer Partners, L.P.
---------------------
       Trade Date             No. of Shares       Cost (Sales     Sale/
       ----------             -------------       -----------     -----
                                                   Price) Per    Purchase
                                                   ----------    --------
                                                     Share
                                                     -----
2/21/97                           1,000              8.625          P
2/24/97                           12,800              8.50          P
3/5/97                            25,000             8.0210         P
3/6/97                            21,700             7.9960         P
3/12/97                           10,000              8.0           P
3/14/97                           5,500               8.0           P
3/18/97                           25,000             7.250          P
3/18/97                           5,000               7.50          P
3/19/97                           5,000               7.50          P
3/25/97                           3,400               7.25          P
3/27/97                           5,000               7.75          P
3/31/97                           51,800              7.50          P
4/11/97                           42,100             6.875          P
4/11/97                           1,000               7.00          P
4/24/97                           10,000              7.00          P
4/28/97                           12,000             7.1770         P
4/29/97                           15,000             7.3340         P
4/30/97                           2,600              7.2500         P
5/1/97                            1,000               7.25          P